FORM 5

(  ) Check this box if no longer
      subject to Section 16.  Form 4
      or Form 5 obligations may continue.
      See Instruction 1(b).

(  ) Form 3 Holdings Reported

(  ) Form 4 Transactions Reported


           U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549
     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange
      Act of 1934, Section 17(a) of the Public Utility
    Holding Company Act of 1935 or Section 30(f) of the
               Investment Company Act of 1940

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1.  Name and Address of Reporting Person

    Robert C. Spoerri
    c/o LaSalle Partners Incorporated
    200 East Randolph Drive
    Chicago, IL  60601
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2.  Issuer Name and Ticker or Trading Symbol

    LaSalle Partners Incorporated, LAP
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3.  IRS IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY)

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4.  Statement for Month/Year

    1997
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person to Issuer (Check all applicable)
(X) DIRECTOR
( ) 10% OWNER
(X) OFFICER (GIVE TITLE BELOW)
( ) OTHER (SPECIFY BELOW)

    President and Chief Operating Officer
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7.  Individual or Joint/Group Filing (Check applicable line)
(X) Form filed by One Reporting Person
( ) Form filed by More than One Reporting Person

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TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.  Title of Security (Instr. 3)

     Common Stock, par value $.01 ("Common Stock")
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2.  Transaction Date (Month/Day/Year)

     7/17/97
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3.  Transaction Code (Instr.8)

     P
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

     900 Shares of Common Stock, A, $23.00 per share
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5.  Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year
    (Instr. 3 and 4)

     900 Shares of Common Stock
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

     I
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

     By Children, see footnote (1) to this form
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

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1.  Title of Derivative Security (Instr. 3)

     Option to purchase Shares of Common Stock, par value $.01
     ("Common Stock")
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2.  Conversion or Exercise Price of Derivative Security

     $23.00 per Share of Common Stock
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3.  Transaction Date (Month/Day/Year)

     7/16/97
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4.  Transaction Code (Instr. 8)

     A
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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

     Option with respect to 75,000 Shares of Common Stock, A
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6.  Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable - see footnote (2) to this form.
     Expiration Date - 7/16/07
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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

     Common Stock, 75,000 Shares
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8.  Price of Derivative Security (Instr. 5)

     N.A.
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9.  Number of Derivative Securities Beneficially Owned at End of Year
    (Instr. 4)

     Option with respect to 75,000 Shares of Common Stock
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10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

     D
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11. Nature of Indirect Beneficial Ownership (Instr. 4)

     N.A.
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EXPLANATION OF RESPONSES:

Footnotes to Form 5

(1) Mr. Spoerri disclaims beneficial ownership of the Shares of Common Stock owned by his children.

(2) Vests and becomes exercisable on sixth anniversary of date of grant, subject to earlier vesting if the Company's Common Stock exceeds certain targeted trading prices following the first anniversary of the date of grant.



/s/ Fritz E. Freidinger as Attorney-in-Fact February 13, 1998
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**SIGNATURE OF REPORTING PERSON                   Date

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS.  SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).